Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

May 13, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Jay Ingram
Legal Branch Chief

Re:	Global Brass and Copper Holdings, Inc.
Amendment No. 6 to the Registration Statement on Form S-1
May 8, 2013
File No. 333-177594

Dear Mr. Ingram:

On behalf of Global Brass and Copper Holdings, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 7 (“Amendment No. 7”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, marked to indicate changes from the confidential range filing furnished to the Securities and Exchange Commission (the “Commission”) on May 9, 2013.

Amendment No. 7 reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated May 9, 2013 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 7. For your convenience, we have set forth below the Staff’s comments in bold italic typeface followed by the Company’s responses thereto and references in the responses to page numbers are to the marked version of Amendment No. 7 and to the prospectus included therein.

Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

May 13, 2013

The Company has asked us to convey the following as its responses to the Staff:

Other Information About this Prospectus, page 13

1.	Please disclose the aggregate amount of compensation that will be recognized as a result of the equity awards granted with this offering under the 2013 Plan.

The Company has revised the Registration Statement to disclose the total amount of compensation expense that will be recognized as a result of the equity awards granted with this offering under the 2013 plan. Please see page 15 of Amendment No. 7.

Capitalization, page 52

2.	Please address the need to expand Note (4) to your capitalization table to address the other equity awards that will be granted in connection with this offering under the 2013 Plan.

The Company has revised the Registration Statement in response to the Staff‘s comment. Please see page 54 of Amendment No. 7.

Consolidated Financial Statements (Unaudited)

Note 3. Prepaid Expenses and Other Current Assets, page F-11

Note 7. Accrued Liabilities, page F-12

3.	Please tell us the nature of the transactions that resulted in the recognition of deferred expense and deferred revenues.

The Company records deferred expense and deferred revenue in connection with scrap metal sales to toll customers. The scrap metal is held for the account of the toll customers at the Company‘s premises, together with the other inventory of the Company. Deferred expense represents the deferral of cost of sales and deferred revenue represents the deferral of sales revenue, in each case, associated with such sales of scrap metal to toll customers. When a toll customer orders a finished product, metal is taken from the common inventory to make the finished product. As explained in the response to Comment 4, below, the toll customer can offset the cost of the metal used in the finished product using its metal credit for the metal held for its account. Consistent with its revenue recognition policy, the Company defers the expense for such scrap metal sales (and the corresponding revenue from sales of scrap metal) until the finished product has been shipped at which time risk of loss and title passes to the customer.

Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

May 13, 2013

Revenue Recognition, page F-38

4.	We note your response to comment seven in our letter dated April 30, 2013. Please confirm that you take title to the raw material received from your toll customer. If you do not take title to the raw material, we have the following additional comments.

•	Please present a separate revenue recognition policy with regard to the services. We note your current revenue recognition policy refers to title passing; and

•	Please separately present the amount of revenues and corresponding costs of revenues for services provided related to tolling arrangements if required by Rule 5-03 or Regulation S-X.

Fundamentally, the Company’s toll sales and non-toll sales are economically similar for purposes of Reg. S-X 5-03 (sales of finished, tangible goods). The profit/loss and the risk/reward for the Company is all in the conversion of metal to a finished product and the premium that the Company can charge for the finished product. The Company does not try to make money off metal, and the Company is set up (via the balanced book) to make toll and non-toll sales economically the same.

All the metal is commingled, so the Company does not know what inventory is toll and non-toll. Further, the Company insures all of the inventory in its facilities, both toll and non-toll, and the Company does not require customers to pay to insure “their metal.” It is not 100% clear who has legal title to the raw metal at the start, but as soon as the Company starts to process the metal into a finished good, the customer has no right or title to the partially or fully-processed good until it pays for it. All the customer has at that point is a right to apply a metal credit to the final cost of the finished product (as described in the next paragraph).

All customers (toll or non-toll) pay the Company for the cost of the finished good. They can pay in one of two ways:

•	Non-Toll: They pay the Company cash for replacement cost of metal plus the conversion premium; or

•	Toll: They pay the Company the replacement cost of metal in the form of a reduction to the metal account plus the conversion premium in cash.

Mr. Jay Ingram

Global Brass and Copper Holdings, Inc.

May 13, 2013

Generally, when the product is shipped to the customer, title and risk of loss for the finished product passes to the customer, and revenue is recognized.

For the reasons described above, toll and non-toll sales are effectively the same to the Company and its owners. They are sales of tangible products for which the Company passes the risk of metal price fluctuations to the customer either through the toll arrangement or the balanced book approach. Accordingly, the Company’s management and the Company’s owners have not historically tracked or considered such sales separately for purposes of managing or evaluating the Company’s business.

The Company furthermore cannot account for toll and non-toll manufacturing processes separately because the same inventory, the same machines and the same workers are used for both toll and non-toll sales. In order for the Company to keep track of the cost of such sales separately, it would have to materially change its manufacturing processes. Such changes would likely have a material, adverse effect on the Company’s liquidity and the efficiency and profitability of the Company’s manufacturing process by requiring the Company to segregate and hold significantly more inventory, increasing the number of changeovers in the use of machinery (particularly in the case of similar products being made for toll and non-toll customers) and increasing the amount of manipulation and transition time between processes.

The Company is, however, able to account for sales to toll customers and non-toll customers separately and will present in Amendment No. 7 the two categories of net sales separately in a note to its audited and unaudited financial statements. See pages F-7 and F-38. The Company will also include such a footnote in its financial statements contained in future filings with the Commission, to the extent such financial statements relate to any period in which toll customer net sales are greater than 10% of total net sales.

*         *         *

If you have any questions regarding Amendment No. 7 or the responses contained in this letter, please do not hesitate to call the undersigned at (212) 373-3052.

Sincerely,

/s/ Lawrence G. Wee

Lawrence G. Wee

cc:	Scott Hamilton

Global Brass and Copper Holdings, Inc.

LizabethAnn R. Eisen

Andrew J. Pitts

Cravath, Swaine & Moore LLP